UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                             FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                     Commission File Number 1-9606


American Restaurant Partners, L.P.
(Exact name of registrant as specified in its charter)

3020 N. Cypress Rd., Ste. 100
Wichita, KS  67226
(316) 634-1190
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


Class A Income Preference Units of Limited Partner Interests
(Title of each class of securities covered by this Form)


None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)  [X]     Rule 12h-3(b)(1)(i)  [ ]
  Rule 12g-4(a)(1)(ii) [ ]     Rule 12h-3(b)(1)(ii) [ ]
  Rule 12g-4(a)(2)(i)  [ ]     Rule 12h-3(b)(2)(i)  [ ]
  Rule 12g-4(a)(2)(ii) [ ]     Rule 12h-3(b)(2)(ii) [ ]
                               Rule 15d-6           [ ]


Approximate number of holders of record as of the certification or notice date: 281

Pursuant to the requirements of the Securities Exchange Act of 1934, American Restaurant Partners, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                      RMC American Management, Inc.-General Partner

Date:  May 4, 2004    By: /s/Hal W. McCoy
       -----------        -----------------------------
                          Hal W. McCoy, Chairman